Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

(1) PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

(2) REVISION OF ANNUAL CAP FOR THE Passenger and Cargo Sales Agency Services Framework Agreement

AND

(3) passenger and cargo SALES AND GROUND SERVICES FRAMEWORK AGREEMENT

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 16 December 2016 (after trading hours), the Company (i) have renewed the Property and Land Lease Framework Agreement with CSAHC for a term of three years commencing from 1 January 2017 to 31 December 2019; (ii) have entered into the Supplemental Agreement with GSC to revise the annual cap for the year ending 31 December 2016 under the Passenger and Cargo Sales Agency Services Framework Agreement; and (iii) have renewed the Passenger and Cargo Sales And Ground Services Framework Agreement with GSC for a term of three years commencing from 1 January 2017 to 31 December 2019.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In order to comply with the various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, the Company revised and renewed several continuing connected transactions. Details of the same are set out below:

1.	PROPERTY AND LAND LEASE FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 9 January 2014 and 13 August 2015 in relation to, among other matters, the Existing Land Lease Agreement, the Existing Property Lease Agreement and the Supplemental Agreement to the Existing Property Agreement regarding the revision of the annual caps.

As the Existing Land Lease Agreement and the Existing Property Lease Agreement shall soon expire by the end of 2016 and the transactions contemplated under the Existing Land Lease Agreements and the Existing Property Lease Agreement shall continue to be entered into on a recurring basis, the Company and CSAHC have entered into the new Property and Land Lease Framework Agreement on 16 December 2016 (after trading hours) to renew the land and property leases transactions contemplated thereunder for the period from 1 January 2017 to 31 December 2019.

Subject Matter

Pursuant to the Property and Land Lease Framework Agreement, CSAHC agreed to (i) lease certain properties, facilities and other infrastructure located in various cities such as Guangzhou, Shenyang, Dalian, Harbin, Xinjiang, Changchun, Beijing and Shanghai held by CSAHC or its subsidiaries to the Company for office use related to the civil aviation business development; and (ii) lease certain lands located in Xinjiang, Harbin, Changchun, Dalian and Shenyang by leasing the land use rights of such lands to the Company for the purposes of civil aviation and related businesses of the Company.

The annual rental is determined after arm's length negotiation between the parties and adjusted with reference to the preliminary rental assessment result prepared by Guangdong Zhonglian Yangcheng Assets Appraisal Co., Ltd. (廣東中聯羊城資産估價有限公司) taking into account the prevailing market rental for properties located at similar locations which have had the trend of increase. The annual rental will be payable on a quarterly basis and will be funded by the internal resources of the Company. In addition, the list and scope of the land and properties contemplated under the Property and Land Lease Framework Agreement have been reviewed and adjusted by the Company based on the actual leasing requirement.

Historical Figures and Annual Cap

As disclosed in the announcements of the Company dated 9 January 2014 and 13 August 2015, the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Existing Property Lease Agreement and the Existing Land Lease Agreement for each of the three years ending 31 December 2016 are as follows:

	For the year ended 31 December		For the year ending 31 December
Original Annual Caps for	2014	2015	2016
The Existing Property Lease Agreement	RMB40,114,700	RMB40,270,700	RMB40,348,700
The Existing Land Lease Agreement	RMB63,582,200	RMB63,582,200	RMB63,582,200
Total	RMB103,696,900	RMB103,852,900	RMB103,930,900

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The previous annual rental paid to CSAHC by the Company under the Existing Property Lease Agreement and the Existing Land Lease Agreement for the two years ended 31 December 2015 and the nine months ended 30 September 2016 are as follows:

	For the year ended 31 December		For the nine month ended 30 September
Historical Annual Rental for	2014	2015	2016 (unaudited)
The Existing Property Lease Agreement	RMB40,114,700	RMB40,270,700	RMB29,400,500
The Existing Land Lease Agreement	RMB63,582,200	RMB63,582,200	RMB46,992,800
Total	RMB103,696,900	RMB103,852,900	RMB76,393,300

Based on (i) the historical figure and the original cap as stated above; (ii) the expected increase of the annual rental based on the preliminary assessment mentioned above; and (iii) the potential newly added lease of property and land, it is proposed the maximum annual aggregate amount of rent payable by the Company to CSAHC under the Property and Land Lease Framework Agreement for each of the three years ending 31 December 2019 shall not exceed RMB130 million.

Reasons for and the Benefits of Entering into the Property and Land Lease Framework Agreement

The Company has expanded its civil aviation business to locations where the lands and buildings, facilities and other infrastructure under the Property and Land Lease Framework Agreement are situated at since November 2004. The purchase and/or transfer of such buildings, facilities, infrastructure and the land use rights will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the renewal of the Property and Land Lease Framework Agreement allows the Company to continue to use those buildings, facilities and infrastructure to operate its expanded civil aviation business at rents not higher than the prevailing market rates for similar buildings, facilities, infrastructure and lands at similar locations.

2.	REVISION OF ANNUAL CAP FOR THE Passenger and Cargo Sales Agency Services Framework Agreement

Reference is made to the announcement of the Company dated 8 November 2013 in relation to among other matters, the Passenger and Cargo Sales Agency Services Framework Agreement for a term of three years from 1 January 2014 to 31 December 2016.

In view of the sudden increase of the sales agency services as a result of the peak season market demand for the Group exceeds the original projection, the annual cap under the Passenger and Cargo Sales Agency Services Framework Agreement in respect of the year ending 31 December 2016 will become insufficient. Accordingly, on 16 December 2016 (after trading hours), the Company and GSC have entered into the Supplemental Agreement to revise the annual cap.

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Subject Matter

Pursuant to the Supplemental Agreement, the parties have agreed to revise the original annual cap under the Passenger and Cargo Sales Agency Services Framework Agreement for the year ending 31 December 2016 from RMB250 million to RMB260 million. Save as the said revision, all other terms of the Passenger and Cargo Sales Agency Services Framework Agreement shall remain unchanged.

Pursuant to the Passenger and Cargo Sales Agency Services Framework Agreement, GSC agreed to provide certain services to the Group, which has been disclosed below from (i) to (v) in the sub-section headed "Subject Matter" under the section headed "Passenger and Cargo Sales and Ground Services Framework Agreement".

Historical Figures and the Revised Annual Cap

The original annual cap were set at RMB250 million for each of the three years ending 31 December 2016. For the two years ended 31 December 2015 and for the nine months ended 30 September 2016, the aggregate historical agency fee and services fee incurred by the Group were RMB5.4 million, RMB207 million and RMB170 million (unaudited), respectively.

The revised annual cap for the year ending 31 December 2016 of RMB260 million are principally determined based on the original caps, the historical figures and the expected increase of the agency fees due to the sudden increase of the sales agency services provided by GSC to the Group as disclosed above.

3.	Passenger and Cargo SALES AND GROUND SERVICES FRAMEWORK AGREEMENT

As the Passenger and Cargo Sales Agency Services Framework Agreement shall soon expire by the end of 2016 and the transactions contemplated thereunder would continue to be entered into on a recurring basis between the parties, on 16 December 2016 (after trading hours), the Company and GSC have entered into a new Passenger and Cargo Sales and Ground Services Framework Agreement to revise and renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2017 to 31 December 2019.

Subject Matter

Pursuant to the Passenger and Cargo Sales and Ground Services Framework Agreement, GSC agrees to provide certain services to the Group charging the agency fee and service fee, and the Company also agrees to lease certain assets such as vehicles and equipment together with working space to GSC charging the lease fee.

GSC agrees to provide the following services to the Group:

(i)	domestic and international air ticket sales agency services;

(ii)	domestic and international airfreight forwarding sales agency services;

(iii)	chartered flight and pallets sales agency services;

(iv)	arrival and departure and transit operation services in relation to cargo operations;

(v)	ground services including aircraft monitoring, aircraft cabin cleaning, cleaning, collecting and dispatching of cabin textile, in-flight entertainment equipment maintenance, cleaning of exterior surfaces of aircraft, and the comprehensive ground services; and

(vi)	sales and service support for major direct customers of the Company.

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The Group will enter into, from time to time and as necessary, separate agreements in relation to the specific agency services and other services (including the payment terms of the agency fee and service fee) contemplated under the Passenger and Cargo Sales and Ground Services Framework Agreement during the term thereof. The Company will fund the agency fee and service fee wholly by its internal resources.

For the services to be provided by GSC to the Group, the agency fee for sales agency services is determined with reference to the agency ratio paid to the agency companies by the airline companies of the same types of the industry in the same regions (including domestic and international markets); the service fee for internal operation services is determined by the fee standard prescribed by the local government; the service fee for the other maintenance and ground services is mainly determined with reference to the costs involved plus the margin of 10%, and the costs are mainly referring to labor cost, operating cost, management cost, and tax and expenses cost.

For the lease fee to be charged by the Company, it is determined with reference to valuation assessed by the valuation agency which is the independent third party. The Company expects that the annual fees payable by GSC to the Group will not exceed RMB10 million during the term of the Passenger and Cargo Sales and Ground Services Framework Agreement.

Historical Figures and Annual Cap

As disclosed above, the pervious annual cap were set at RMB250 million for each of the two years ended 31 December 2015, and the annual cap for the year ending 31 December 2016 was changed to RMB260 million.

Based on (i) the historical figures and the original caps (including the revised annual cap) as disclosed above; (ii) the newly added ground services to be provided by GSC to the Group; (iii) the expected rise in ticket sales and airfreight forwarding services conducted through GSC; (iv) the expected additional operation services to be provided by GSC in Guangzhou, Beijing and Shanghai, etc., the annual cap for the services provided by GSC to the Group shall be RMB270 million, RMB330 million and RMB400 million for each of the three years ending 31 December 2019.

Reasons for and Benefits of Entering into the Passenger and Cargo Sales and Ground Services Framework Agreement

The Company continues to enter into the Passenger and Cargo Sales and Ground Services Framework Agreement in order to fit the operation need of the Company (including need for the newly-added ground services) and cater for the expected increase in demand for internal operation services for the inside storage area. The Group is expected to benefit from GSC's better understanding of operations of the Group which should allow an expedient and efficient service provision and the additional services to be provided by GSC to facilitate the expansion and development of the sale of freight and passenger services business of the Group.

It is expected that the continuing connected transactions contemplated under the Passenger and Cargo Sales and Ground Services Framework Agreement will allow the Group to maintain its stable operations and leverage on the experiences and resources of GSC in agency and ground services and enjoy economies of scale, which will benefit the ongoing operation of the Group’s business and facilitate future growth.

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4.	listing rules implications

CSAHC is the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. GSC, which is wholly owned by CSAHC, and is therefore a connected person of the Company under the Listing Rules. Therefore, the transactions contemplated under the Continuing Connected Transaction Agreements constitute continuing transactions for the Company under the Listing Rules.

The Board (including the independent non-executive Directors) considers that the terms of the Continuing Connected Transaction Agreements and the annual caps in respect thereof are fair and reasonable and are entered into on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

As previously announced on 29 December 2014, the Company and CSAHC entered into a new Asset Lease Agreement, pursuant to which CSAHC continued to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou, Zhan Jiang, Changsha and Nanyang (mainly referred to Jiangying Airport) for the term of three years from 1 January 2015 to 31 December 2017. Pursuant to Rule 14A.81 of the Listing Rules, the relevant applicable percentage ratio for the transactions contemplated under the Property and Land Lease Framework Agreement will be aggregated with the transactions contemplated under the Asset Lease Agreement.

The transactions contemplated under each of the Continuing Connected Transaction Agreements are separate transactions from each other and they together do not constitute a series of transactions which should be aggregated pursuant to Rules 14.22 and 14A.81 of the Listing Rule. Save as disclosed above, there are no other transactions which should be aggregated with the transactions contemplated under each of the Continuing Connected Transaction Agreements under Rules 14.22 and 14A.81 of the Listing Rules.

In addition, as the revised annual cap for the year ending 31 December 2016 under the Supplemental Agreement will exceed the existing annual caps under the Passenger and Cargo Sales Agency Services Framework Agreement, the Company is required to re-comply with relevant applicable requirements according to the Rule 14A.54(1) of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for each of the Continuing Connected Transaction Agreements are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under each of the Continuing Connected Transaction Agreements are only subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

In respect of the lease fee charged by the Company, the Company expects that the total fees payable by GSC to the Group will not exceed RMB10 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in Rule 14A.76 of the Listing Rules, therefore the lease transaction provided by the Company to GSC under the Passenger and Cargo Sales and Ground Services Framework Agreement is exempt from the reporting, annual review, announcement and shareholders' approval requirements of the Listing Rules.

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Among the 11 Directors, five connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in respect of the resolutions to approve the Continuing Connected Transaction Agreements. All the remaining six Directors who were entitled to vote, unanimously approved the resolutions approving the Continuing Connected Transaction Agreements.

5.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAHC, based on its business license, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

The principal business activity of GSC is that of acting as an agent for domestic and international aviation passengers and cargo sales, international aviation express, cargo canvassing, cabin booking, storage, transfer, put-together & break-down of container, settlement of the ship fee, application of Customs, application of check, insurance and other services of short-distance transportation and consultation, and general road freight transportation (excluding the dangerous goods).

6.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Asset Lease Agreement”	the asset lease agreement dated 29 December 2014 entered into between the Company and CSAHC for a term of three years from 1 January 2015 to 31 December 2017

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Continuing Connected Transaction Agreements”	collectively, the Property and Land Lease Framework Agreement, the Passenger and Cargo Sales Agency Services Framework Agreement and its Supplemental Agreement, and the Passenger and Cargo Sales and Ground Services Framework Agreement

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Land Lease Agreement”	the land lease agreement dated 9 January 2014 entered into between the Company and CSAHC for a term of three years from 1 January 2014 to 31 December 2016

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“Existing Property Lease Agreement”	the property lease agreement dated 9 January 2014 entered into between the Company and CSAHC for a term of three years from 1 January 2014 to 31 December 2016

“Group”	the Company and its subsidiaries

“GSC”	China Southern Airlines Group Ground Services Co., Ltd., formerly known as China Southern Airlines Group Passenger and Cargo Agent Company Limited, a company wholly owned by CSAHC as at the date of this announcement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Passenger and Cargo Sales Agency Services Framework Agreement”	the passenger and cargo sales agency services framework agreement dated 8 November 2013 entered into between the Company and GSC for a term of three years from 1 January 2014 to 31 December 2016

“Passenger and Cargo Sales and Ground Services Framework Agreement”	the new passenger and cargo sales and ground services framework agreement dated 16 December 2016 entered into between the Company and GSC for a term of three years from 1 January 2017 to 31 December 2019

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property and Land Lease Framework Agreement”	the new property and land lease framework agreement dated 16 December 2016 entered into between the Company and CSAHC for a term of three years from 1 January 2017 to 31 December 2019

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	a supplemental agreement to the Passenger and Cargo Sales Agency Services Framework Agreement entered into between the Company and GSC, inter alia, to revise the annual cap for the year ending 31 December 2016

“Supplemental Agreement to the Existing Property Lease Agreement”	a supplemental agreement to the existing Property Lease Agreement dated 13 August 2015 entered into between the Company and CSAHC, inter alia, to revise the annual caps for the two years ending 31 December 2016

By order of the Board of
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 December 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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